July 3, 2024

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Paper Company

Form 10-K for the Year Ended December 31, 2023

Form 8-K furnished February 1, 2024

File No. 001-03157

Dear Ms. Clark and Mr. Blume:

We are submitting this letter in response to a correspondence letter dated June 26, 2024, received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”), relating to the above-referenced filings of International Paper Company (the “Company”).

The Comment Letter requests the Company to respond to the Staff’s comments within ten business days or to advise you when the Company will provide its response. As discussed with Heather Clark of the Staff on July 2, 2024, the Company advises the Staff that it expects to respond to the Comment Letter on or before July 30, 2024.

If you have any questions relating to the foregoing, please contact Amanda Jenkins, Senior Counsel to the Company at (901) 419-1062 or Amanda.Jenkins@ipaper.com or Eric T. Juergens of Debevoise & Plimpton LLP at (212) 909-6301.

Sincerely,

/s/ Timothy S. Nicholls
Timothy S. Nicholls
Chief Financial Officer

International Paper - Business Use